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                              April 4, 2022

       Daniel Perry
       Executive Vice President and Chief Financial Officer
       AMERICAN CAMPUS COMMUNITIES INC
       12700 Hill Country Blvd.
       Suite T-200
       Austin, TX 78738

                                                        Re: AMERICAN CAMPUS
COMMUNITIES INC
                                                            PREC14A filed March
28, 2022
                                                            SEC File No.
1-32265

       Dear Mr. Perry:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in your filing.

       Preliminary Proxy Statement filed March 28, 2022

       Background of the Solicitation, page 10

   1. Where you discuss the Cooperation Agreement entered into with Land & Buildings in
                                                        January 2021, clarify
who identified the nominees appointed to the Board pursuant to that
                                                        Agreement.
       Proposal 1 - Election of Directors
       Consideration of Director Nominees, page 70

   2. The disclosure here states that "[i]n order to be considered for the next annual meeting of directors, any such
[nomination] must comply with the requirements set forth in the
                                                        Company's bylaws."
Revise to disclose the deadline by which nominations must be received. See Rule
14a-5(e).
 Daniel Perry
AMERICAN CAMPUS COMMUNITIES INC
April 4, 2022
Page 2
General

3. Please include the disclosure required by Item 23 of Schedule 14A regarding the
         "householding" of proxy materials.
4. Revise to state when the proxy statement is being mailed to shareholders. See Rule 14a-
         6(d).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameDaniel Perry           Sincerely,
Comapany NameAMERICAN CAMPUS COMMUNITIES INC
                                         Division of Corporation Finance
April 4, 2022 Page 2                     Office of Mergers & Acquisitions
FirstName LastName